FILED PURSUANT TO RULE 424(b)(3)
                                                             FILE NO. 333-113963

         PROSPECTUS


                                7,680,000 Shares

                                V-ONE corporation

                                  COMMON STOCK




     The 7,680,000 shares of Common Stock of V-ONE Corporation ("V-ONE" or "the Company") offered through this prospectus may be sold by the stockholders listed on pages 8 and 9 of this prospectus. The sale of shares offered through this prospectus may be effected by the selling stockholders from time to time in transactions reported on the "Pink Sheets" by the National Quotation Bureau, Inc. in privately negotiated transactions or in a combination of such methods of sale. The shares may be sold at fixed prices that may change, at prices prevailing at the time of sale, at prices relating to such prevailing prices or at negotiated prices. None of the proceeds from this offering will be received by V-ONE.

     V-ONE's Common Stock is currently reported on the "Pink Sheets" by the National Quotation Bureau, Inc. under the trading symbol "VONE." V-ONE's principal executive offices are located at 20300 Century Boulevard, Suite 200, Germantown, Maryland 20874. V-ONE's telephone number is (301) 515-5200.

     POTENTIAL INVESTORS SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 2 OF THIS PROSPECTUS.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THEIR SHARES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.



                               January 21, 2005

                                V-ONE CORPORATION

     V-ONE develops, markets, and licenses a comprehensive suite of network security products that enables organizations to conduct secured electronic transactions and information exchange using private enterprise networks and public  networks,  such as the  Internet.  V-ONE's  suite of products  addresses network user authentication, perimeter security, access control, and data integrity through the use of smart cards, firewalls, and encryption technology. V-ONE's products interoperate seamlessly and can be combined to form a complete, integrated network security solution or can be used as independent components in customized security solutions. V-ONE's products have been designed with an open and flexible architecture to enable applications to work better and to support future network security standards. In addition, V-ONE's products enable organizations to deploy and scale their solutions from small, single-site networks to large, multi-site environments and can accommodate both wireline and wireless media.

     V-ONE was incorporated in Maryland in February 1993 and reincorporated in Delaware in February 1996. Effective July 2, 1996, V-ONE changed its name from "Virtual Open Network Environment Corporation" to "V-ONE Corporation."

                                  RISK FACTORS

     V-ONE operates in a rapidly changing environment that involves numerous risks, some of which are beyond V-ONE's control. The following discussion addresses risks V-ONE believes to be material to its business and operations. This prospectus contains "forward-looking statements." Such statements involve known and unknown risks and uncertainties that could cause V-ONE's actual performance or achievements to differ from any future performance or achievements expressed or implied by such statements. Readers should carefully consider the following risk factors before purchasing Common Stock of V-ONE. Readers are also referred to the documents filed by V-ONE with the Securities and Exchange Commission ("SEC"), specifically V-ONE's 2003 Annual Report on Form 10-K, which identify important risk factors for V-ONE.

     LACK OF AVAILABLE CAPITAL COULD ADVERSELY AFFECT V-ONE'S ABILITY TO CONTINUE OPERATIONS; COMPLETION OF AN OFFERING OF SECURITIES COULD BE CRUCIAL TO V-ONE'S ABILITY TO CONTINUE OPERATIONS.

     V-ONE may not be able to continue operations beyond December 31, 2004 unless it raises additional capital or receives purchase orders under active programs for federal, state and local governments that have been delayed as the federal government has sought to define the nature and scope of its Homeland Security initiative. V-ONE's operating activities used cash of approximately $29,000 in 2003, at an average "burn rate" of approximately $2,400 per month. V-ONE is continuing to streamline operations and reduce costs as it implements its turnaround strategy. V-ONE's approach as it navigates the market penetration phase of its turnaround program focuses on distribution of V-ONE's products to existing customers and channel partners. That said, V-ONE is very focused on the fact that its cash position may not be adequate to allow the Company to capitalize on all of the opportunities it has initiated. V-ONE will focus its engineering design efforts on completing features committed to meet the needs of existing and potential customers in the government sector and supporting relationships with its channel partners for sales and marketing to commercial accounts. V-ONE may not be able to maintain operations for any extended period of time without additional capital or a significant strategic transformative event. V-ONE's ability to continue as a going concern is dependent on its ability to generate sufficient cash flow to meet its obligations on a timely basis or to obtain additional funding. There can be no assurance that the timing of acceptance and implementation of V-ONE's products with existing customers or proposed agreements will generate revenue for V-ONE to cover its cost of operations and meet its cash flow requirements.

     V-ONE  MAY  NEED  TO  RAISE  FUNDS   THROUGH  THE  ISSUANCE  OF  ADDITIONAL
SECURITIES,   WHICH   ISSUANCES  MAY  DIMINISH  THE  VALUE  OF  ITS  OUTSTANDING
SECURITIES.

     V-ONE may need to raise additional capital to fund the costs associated with the operation of its business beyond December 31, 2004. To meet its cash needs in the near term, V-ONE is depending upon product sales. V-ONE also intends to seek additional funding when market conditions improve. There can be no assurance that such funding will be available on acceptable terms or at all.

     If V-ONE receives additional funding, it may be obligated to issue shares of preferred stock and securities convertible into shares of Common Stock. The issuance of such additional shares and securities may substantially dilute the value of V-ONE. Such additional shares and securities may contain terms allowing for, among other things, certain preferences in allocation of net income or profits, in distributions of cash and property or in liquidation. Other terms may possibly include protections against potential dilution of an investor's interest by the issuance of new equity by V-ONE or preemptive and maintenance rights to maintain such equity interest, special voting rights or rights in connection with the potential future registration of V-ONE's securities for sale to the public.

     COMPLETION OF A PRIVATE OFFERING MAY BE SUBJECT TO THE RIGHTS OF THE HOLDERS OF V-ONE PREFERRED STOCK AND 7% NOTES.

     There are currently two outstanding classes of V-ONE's preferred stock. As more particularly set forth in V-ONE's Certificate of Incorporation, holders of shares of V-ONE's Series C and Series D Preferred Stock have rights and preferences that may obligate V-ONE to obtain their consent prior to issuing preferred stock in a private offering. If V-ONE is not able to obtain the consent of these security holders on terms acceptable to prospective investors in an offering, V-ONE may not be able to complete the private offering in a timely manner. Similarly, holders of V-ONE's 7% Subordinated Convertible Notes ("7% Notes") have rights and preferences that may obligate V-ONE to obtain their consent prior to issuing additional securities in a private offering.

     ADVERSE ECONOMIC IMPACT OF A SLOW GLOBAL ECONOMY COULD IMPAIR V-ONE'S REVENUES.

     A slow global economy, as hampered by the events of September 11, 2001, has created an uncertain international economic environment, and management cannot predict the impact of any future terrorist acts or any related military action on V-ONE's customers or their businesses. In particular, V-ONE's commercial customers could be negatively affected by the sluggish international economy. Although management believes that spending on security products will increase as a result of these events, if businesses curtail or eliminate capital spending on information technology, or if downturns in the Internet infrastructure and related markets continue, businesses may delay or cancel orders for security products which could result in reduced or cancelled orders for V-ONE's products. In addition, these uncertain economic times could cause longer sales cycles, payment delays and price pressure, and consequently, V-ONE may not meet its financial forecast.

     V-ONE'S CONTINUED LOSSES AND ACCUMULATED DEFICIT COULD AFFECT PROFITABILITY AND MARKET ACCEPTANCE OF V-ONE'S PRODUCTS.

     As of December 31, 2003, V-ONE had an accumulated deficit of approximately $66,514,000. V-ONE is implementing a turnaround business plan, which management believes will enable V-ONE to achieve profitable operating results in the future. V-ONE may not, however, achieve or sustain profitability or significant revenues in the short run. To address these risks, V-ONE must, among other things, continue its emphasis on research and development, successfully execute and implement its marketing strategy, respond to competitive developments and seek to attract and retain talented personnel. V-ONE may be unable successfully to address these risks and the failure to do so could affect V-ONE's ability to fully implement its marketing strategy and achieve profitability and may have a material adverse effect on the market acceptance of V-ONE's products. V-ONE was founded in February 1993 and introduced its first product in December 1994. Accordingly, V-ONE did not generate any significant revenues until 1995 when it commenced sales of its firewall product and introduced its SmartGate client/server system. Revenues for the years 1999, 2000, 2001, 2002 and 2003 were approximately $4,966,000, $4,554,000, $4,990,000, $3,553,000 and
$4,003,000, respectively. Losses attributable to holders of Common Stock for the years 1999, 2000, 2001, 2002 and 2003 were approximately $9,952,000, $9,232,000,
$9,911,000,  $6,335,000  and  $1,392,000,   respectively.   V-ONE's  results  of
operations in recent periods may not be an accurate indication of future results of operations in light of the evolving nature of the network security market and the uncertainty of the demand for Internet and intranet products in general and V-ONE's products in particular.

     SALES TO GOVERNMENT AGENCIES CONSTITUTE A SIGNIFICANT PERCENTAGE OF V-ONE'S REVENUE AND ARE SUBJECT TO VARIOUS POLICIES AND LENGTHY TESTING PERIODS THAT EXPOSE V-ONE TO FINANCIAL RISKS.

     No government agency or department has an obligation to purchase products from V-ONE in the future and the government may terminate its contracts without cause. Moreover, sales to and contracts with government agencies are subject to reductions or delays in funding, risks of disallowance of costs upon audit, changes in government procurement policies, the necessity to participate in competitive bidding and, with respect to contracts involving prime contractors or government-designated subcontractors, the inability of such parties to perform under their contracts. In addition, product implementation in government sales may be subject to extended periods of rigorous validation testing and a lengthy approval process by government agencies and bureaus within an agency. Such testing and approval may delay contract awards and payments to V-ONE under such contracts. Sales to the U.S. government constituted approximately 67% of V-ONE's revenue for the fiscal year ended December 31, 2003. V-ONE expects to derive a significant amount of its revenue in 2004 from sales to government agencies.

     RISKS OF COMPETITION COULD AFFECT V-ONE'S MARKET SHARE AND ADVERSELY AFFECT REVENUE AND PROFITABILITY.

     V-ONE faces intense competition in all of its market segments. The market for network security products is very competitive and V-ONE expects competition to intensify in the future. There can be no assurance that V-ONE's products will command a significant share of the network security market. Many of V-ONE's competitors have significantly greater resources, generate higher revenue and have greater name recognition than V-ONE. There can be no assurance that V-ONE's competitors will not develop products that are superior to those developed by V-ONE or adapt more quickly than V-ONE to new technologies or evolving industry trends. Increased competition may result in price reductions, reduced gross margins or loss of market share, any of which could have a material adverse effect on V-ONE's revenue stream. There is no assurance that V-ONE will be able to compete effectively against current or future competitors.

     RISK OF ERRORS, FAILURES AND PRODUCT LIABILITY COULD AFFECT MARKET ACCEPTANCE OF V-ONE'S PRODUCTS.

     The complex nature of V-ONE's software products can make the detection of errors or failures difficult when products are introduced. If errors or failures are subsequently discovered, this may result in delays, lost revenues, lost customers during the correction process, damage to V-ONE's reputation and claims and damages against V-ONE. A malfunction or the inadequate design of V-ONE's products could result in tort or warranty claims. V-ONE generally attempts to reduce the risk of such losses to itself and to the companies from which it licenses technology through warranty disclaimers and liability limitation clauses in its license agreements. V-ONE may not have obtained adequate contractual protection in all instances or where otherwise required under agreements V-ONE has entered into with others. In addition, these measures may not be effective in limiting V-ONE's liability to end users and to the companies from which V-ONE licenses technology. V-ONE currently has liability insurance. However, V-ONE's insurance coverage may not be adequate and any product liability claim against V-ONE for damages resulting from security breaches could be substantial. In addition, a well-publicized actual or perceived security breach could adversely affect V-ONE's customer relationships and the market's perception of security products in general or V-ONE's products in particular.

     RISK OF DEVELOPMENT DELAYS COULD AFFECT V-ONE'S ABILITY TO MEET DELIVERY SCHEDULES.

     V-ONE may experience delays in software development triggered by factors such as insufficient staffing or the unavailability of development-related software, hardware or technologies. Further, when developing new software products, V-ONE's schedules may be altered as a result of changes to the product specifications in response to customer requirements, market developments, performance problems or V-ONE-initiated changes. In the past, alterations to the in-process development of a product have caused delays in the product's development schedule and have adversely affected V-ONE's ability to timely provide enhancements for the product. When developing complex software products, the technology market may shift during the development cycle, requiring V-ONE either to enhance or change a product's specifications. All of these factors may cause a product to enter the market behind schedule, which may adversely affect market acceptance of the product or place it at a disadvantage to a competitor's product that has already gained market share or market acceptance during the delay.

     RISKS RELATING TO EVOLVING DISTRIBUTION CHANNELS COULD HINDER MARKETING INITIATIVES.

     V-ONE relies on its direct sales force and its channel distribution strategy for the sale and marketing of its products. V-ONE's sales and marketing organization may be unable to successfully compete against the more extensive and well-funded sales and marketing operations of certain of its current and future competitors. V-ONE's distribution strategy involves the development of relationships with resellers and international distributors and the implementation of strategic partnering initiatives to enable V-ONE to achieve broad market penetration. However, V-ONE may be unable to complete strategic partnering initiatives or continue to attract integrators and resellers that will be able to market V-ONE's products effectively and that will be qualified to provide timely and cost-effective customer support and service. V-ONE ships products to distributors, integrators and resellers on receipt of a purchase order, and its distributors, integrators and resellers generally carry competing product lines. Current distributors, integrators and resellers may not continue to represent V-ONE's products. The inability to recruit, or the loss of, important sales personnel, distributors, integrators or resellers could hinder V-ONE's marketing initiatives and its ability to achieve broader market penetration.

     RISKS  ASSOCIATED  WITH LONG  SALES  CYCLE  MAKE IT  DIFFICULT  TO  PREDICT
RESULTS.

     The sales cycle associated with V-ONE's products is lengthy due to a number of significant risks over which V-ONE has little or no control. While it varies from sale to sale, the average length of V-ONE's sales cycle can be six months or more. As a result, V-ONE finds it difficult to predict quarterly results, and order backlog, if any, at the beginning of any period may represent only a small portion of that period's expected revenues. As a result, product revenues in any period will be substantially dependent on orders booked and registered in that period.

     MARKET VOLATILITY COULD AFFECT V-ONE'S STOCK PRICE.

     The market price of V-ONE's Common Stock could be subject to significant fluctuations in response to variations in quarterly operating results and other factors, such as announcements of new products by V-ONE or its competitors and changes in financial estimates by securities analysts or other events. Moreover, the stock market has experienced extreme volatility that has particularly affected the market prices of equity securities of many technology companies and that has often been unrelated and disproportionate to the operating performance of such companies. Broad market fluctuations, as well as economic conditions generally and in the software industry specifically, may adversely affect the market price of V-ONE's Common Stock.

     V-ONE DEPENDS ON KEY PERSONNEL WHO WOULD BE DIFFICULT TO REPLACE.

     V-ONE's success depends, to a large extent, upon the performance of its senior management and its technical, sales and marketing personnel. There is intense competition in the software security industry to hire and retain qualified personnel. V-ONE's success will depend upon its ability to retain and, if necessary, hire additional key personnel. The loss of key personnel or the inability to attract additional qualified personnel could materially and adversely affect V-ONE's results of operations and product development efforts. V-ONE has entered into an employment agreement with Margaret E. Grayson, its President and Chief Executive Officer, that provides for fixed terms of employment. However, V-ONE has not historically provided such types of employment agreements to its other employees. This practice may adversely affect V-ONE's ability to attract and retain the necessary technical, management and other key personnel.


                       WHERE YOU CAN FIND MORE INFORMATION

     A Registration Statement on Form S-2 ("Registration Statement") under the Securities Act of 1933 relating to the securities offered by this prospectus has been filed by V-ONE with the SEC in Washington, DC. This prospectus does not contain all of the information set forth in the Registration Statement and its exhibits and schedules. Some financial and other information relating to V-ONE is contained in the documents indicated below under "Incorporation of Certain

Documents by Reference." This information is not presented in this prospectus. For further information with respect to V-ONE and the securities offered by this prospectus, reference is made to such Registration Statement, exhibits and schedules.

     Statements contained in this prospectus as to the contents of any contract or other document summarize only the material terms and provisions of such contracts or other documents. In each instance, reference is made to the copy of such contract or other document filed as exhibits to the Registration Statement, each such statement being qualified in all respects by such reference.

     Copies of the Registration Statement may be inspected without charge or may be obtained from the SEC upon the payment of certain fees prescribed by the SEC at the public reference facilities maintained by the SEC in Washington, DC at Judiciary Plaza, 450 Fifth Street, NW, Washington, DC.

     V-ONE is subject to the informational requirements of the Securities Exchange Act of 1934. Accordingly, V-ONE files periodic reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information concerning V-ONE may be inspected or copied at the public reference facilities at the SEC located at 450 Fifth Street, NW, Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Copies of such documents can be obtained at the Public Reference Room of the SEC at 450 Fifth Street, NW, Washington, DC 20549, at prescribed rates or by reference to V-ONE on the SEC's Worldwide Web page (http://www.sec.gov).

                    DOCUMENTS DELIVERED WITH THIS PROSPECTUS

     This prospectus is accompanied by a copy of V-ONE's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and Quarterly Report on Form
10-Q for the quarter ended September 30, 2004. The information in this prospectus should be read together with the accompanying reports.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed by V-ONE with the SEC, are incorporated in this prospectus by reference:

     (1)   V-ONE's Annual  Report on  Form 10-K  for the year ended December 31,
           2003;

     (2) V-ONE's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004;

     (3) V-ONE's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004;

     (4)   V-ONE's Current Report on Form 8-K filed March 5, 2004;

     (5)   V-ONE's Current Report on Form 8-K filed May 20, 2004;

     (6)   V-ONE's Current Report on Form 8-K filed August 11, 2004;

     (7)   V-ONE's Current Report on Form 8-K filed September 29, 2004;

     (8)   V-ONE's Current Report on Form 8-K filed November 15, 2004;

     (9)   V-ONE's  Quarterly  Report  on  Form  10-Q   for  the  quarter  ended
           September 30, 2004 filed November 15, 2004;

     (10) V-ONE's Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2004 filed December 20, 2004;

     (11) V-ONE's Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2004 filed December 22, 2004; and

     (12) All other reports filed by V-ONE pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 since December 31, 2003.

     V-ONE will provide without charge to each person to whom this prospectus is delivered, including any beneficial owner, upon the written or oral request of such person, a copy of any or all of the foregoing documents referred to above that have been incorporated in this prospectus by reference but have not been delivered with this prospectus. Exhibits to such documents will not be provided (unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). Requests for such documents should be directed to: V-ONE Corporation, 20300 Century Boulevard, Suite 200, Germantown, Maryland 20874, Attention: Margaret E. Grayson, President and Chief Executive Officer. Ms. Grayson's telephone number is (301) 515-5246.

                              SELLING STOCKHOLDERS

     In the closing of the private placement of the 7% Notes on February 27, 2004, V-ONE granted registration rights to the purchasers of the 7% Notes whereby V-ONE is obligated, in certain instances, to register the shares of Common Stock issuable upon conversion of the 7% Notes and exercise of the warrants granted in connection with the offering of the 7% Notes. For a detailed description of the terms of the 7% Notes and warrants, refer to the discussion of "7% Subordinated Convertible Notes" in the Description of Securities section of this prospectus on page 12.

     The following table sets forth the names of the stockholders selling shares of Common Stock in this offering, the number of shares of Common Stock beneficially owned by each selling stockholder as of September 30, 2004 (except as noted below) and the number of shares of Common Stock that may be offered for sale pursuant to this prospectus by each such selling stockholder.

     The selling stockholders own their shares either in the form of (i) 7% Notes convertible into shares of Common Stock or (ii) warrants to purchase shares of Common Stock. In some instances, the shares offered pursuant to this prospectus may be sold by the pledgees, donees or transferees of or other successors in interest to the selling stockholders. Except as set forth below, none of the selling stockholders has held any position, office or other material relationship with V-ONE or any of its affiliates within the past three years other than as a result of the transaction that results in its ownership of shares of Common Stock.

     The shares may be offered from time to time by the selling stockholders named below. However, the selling stockholders are under no obligation to sell all or any portion of such shares, nor are the selling stockholders obligated to sell any such shares immediately pursuant to the Registration Statement. Because the selling stockholders may sell all or part of their shares, no estimate can be given as to the number of shares of Common Stock that will be held by any selling stockholder after termination of any offering made by this prospectus.


                                                                                            COMMON STOCK BENEFICIALLY
                                                                                              OWNED AFTER OFFERING IF
                                                                                      ALL OFFERED SHARES ARE SOLD (1)
                                                                                      -------------------------------
                                               SHARES OF COMMON
                                              STOCK BENEFICIALLY      COMMON STOCK                       PERCENT OF
NAME OF SELLING                                 OWNED PRIOR TO           OFFERED           NUMBER       OUTSTANDING
STOCKHOLDER                                        OFFERING             HEREBY(2)        OF SHARES         SHARES
---------------------------------------------------------------------------------------------------------------------
Aaron Lehmann                                              100,000        100,000            0               *
Ari J. Fuchs                                                 2,500          2,500            0               *
Brad Reifler                                                 2,187          2,187            0               *
Burnham Hill Holdings LLC(3)                               187,500        187,500            0               *
Chris Kamberis                                             100,000        100,000            0               *
Congregation Mishkan Sholom(4)                             250,000        250,000            0              1.1%
Daniel H. Schneiderman(5)                                   38,750         38,750            0               *
David Wiener Revocable Trust-96(6)                         125,000        125,000            0               *
Eric B. Eisenberg                                          100,000         75,000          25,000            *
Glenn D. Porter                                              5,000          5,000            0               *
Hilary Bergman                                               21,87          2,187            0               *
H. C. Wainwright & Co., Inc.                               191,625        191,625(7)         0               *
Iroquois Capital, LP(8)                                    500,000        500,000            0              2.1%
James H. Caplan                                            200,000        150,000          50,000            *
James R. Kuster(9)                                         125,000        125,000            0               *
Jason Adelman                                               14,376         14,376            0               *
Jeffrey Haltman & Donna Haltman JTWROS                     125,000        125,000            0               *
Jimmie L. Sundstrom                                        177,937        177,937            0               *
John R. Clarke                                              10,000         10,000            0               *
John Jay Gebhardt(10)                                      125,000        125,000            0               *


                                                                                            COMMON STOCK BENEFICIALLY
                                                                                              OWNED AFTER OFFERING IF
                                                                                      ALL OFFERED SHARES ARE SOLD (1)
                                                                                      -------------------------------
                                               SHARES OF COMMON
                                              STOCK BENEFICIALLY      COMMON STOCK                       PERCENT OF
NAME OF SELLING                                 OWNED PRIOR TO           OFFERED           NUMBER       OUTSTANDING
STOCKHOLDER                                        OFFERING             HEREBY(2)        OF SHARES         SHARES
---------------------------------------------------------------------------------------------------------------------
Jonathan Spencer & Joni Spencer                            125,000        125,000            0               *
Jordan Berlin                                               10,000         10,000            0               *
Kennebec Resources Inc.(11)                                260,000        260,000            0              1.1%
Leo Flotron                                                250,000        250,000            0              1.1%
Lon E. Bell                                                250,000        250,000            0              1.1%
Marital Trust GST Subject u/w/o Leopold                    250,000        250,000            0              1.1%
Salkind(12)
Mark A. Quinn(13)                                          100,075        100,000            75              *
Mark Capital LLC(14)                                       250,000        250,000            0              1.1%
Matthew Balk                                                25,000         25,000            0               *
Nicholas Castronuovo Jr.                                   100,000        100,000            0               *
Northbar Capital, Inc.(15)                                 125,000        125,000            0               *
Patricia A. Buchauer                                        62,500         62,500            0               *
Richard K. Abbe                                            350,000        350,000            0              1.5%
Richard Reiss                                              352,500        300,000          52,500           1.5%
Robert J. Neborsky, MD, Inc.(16)                           125,000        125,000            0               *
Combination Retirement Trust
Robert L. Hermanos                                         125,000        125,000            0               *
Robert Nathan(17)                                          252,937        252,937            0              1.1%
Scot Cohen                                                 400,000        400,000            0              1.7%
Sherbrooke PTNRS LLC(18)                                   187,500        187,500            0               *
Vertical Ventures, LLC(19)                                 375,000        375,000            0              1.6%
WEC Partners LLC(20)                                       250,000        250,000            0              1.1%
Wilson Craig                                               150,000        150,000            0               *
-------------------

*     Less than 1%.

(1)   Assumes the sale of all shares.

(2)   Unless otherwise indicated, consists of shares issuable upon the conversion of 7% Notes and the exercise of detachable warrants. Does not include shares payable as estimated accrued interest on the 7% Notes.

(3) The managing member of Burnham Hill Holdings LLC is Cass Gunther Adelman. Burnham Hill Holdings LLC is a broker dealer affiliate.

(4)   The Chief  Financial  Officer of  Congregation  Mishkan Sholom is Menachem
      Lipskier, who has sole voting and dispositive power over the shares held by Congregation Mishkan Sholom.

(5)   A broker-dealer affiliate.

(6)   The trustee of the David Wiener Revocable Trust - 96 is David Wiener.

(7) Consists of shares issuable upon the exercise of warrants granted to placement agent in connection with the 7% Notes offering.

(8)   The General Partner of Iroquois Capital LP is Joshua Silverman.

(9)   A broker-dealer affiliate.

(10)  A broker-dealer affiliate.

(11) The chief executive officer of Kennebec Resources, Inc. is Richard Solomon, who has sole voting and dispositive power over the shares held by of Kennebec Resources, Inc.

(12) The trustee of the Marital Trust GST Subject u/w/o Leopold Salkind is Gene Salkind, MD.

(13)  A broker-dealer affiliate.

(14)  The managing member of Mark Capital LLC is Evan M. Levine.

(15) The Vice President of Northbar Capital, Inc. is Jared Shaw, who has sole voting and dispositive power over the shares held by Northbar Capital, Inc.

(16) The trustee of the Robert J. Neborsky, MD, Inc. Combination Retirement Trust is Robert J. Neborsky, MD.

(17)  A broker-dealer affiliate.

(18) The sole managing partner of Sherbrooke PTNRS LLC is Matthew Balk, who is employed by Burnham Hill Holdings LLC, a division of Pali Capital, Inc., a registered broker dealer.

(19)  The Managing Partner of Vertical Ventures, LLC is Joshua Silverman.

(20) The managing members of WEC Partners LLC are Ethan Benovitz, Daniel Saks and Jaime Hartman, who share equally the voting and dispositive power over the shares held by WEC Partners LLC.

     From time to time, the selling stockholders may transfer, pledge, donate or assign their shares to lenders, family members and others and upon acquiring the shares, such persons will be deemed to be selling stockholders for purposes of this prospectus. The number of shares beneficially owned by the selling stockholders who so transfer, pledge, donate or assign shares will decrease as and when they take such actions. The plan of distribution for shares sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be selling stockholders hereunder.

                                 USE OF PROCEEDS

     There will be no proceeds to V-ONE from the sale of the shares by the selling stockholders. Any proceeds from the sales of Common Stock received by the selling stockholders will be retained by the selling stockholders.

     V-ONE will pay substantially all of the expenses incident to the registration, offering and sale of the shares to the public other than commissions or discounts of underwriters, broker-dealers or agents and the expenses of counsel to the selling stockholders. Such expenses are estimated to be approximately $33,000. V-ONE has also agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act of 1933.

                              PLAN OF DISTRIBUTION

     The shares are being offered on behalf of the selling stockholders, and V-ONE will not receive any proceeds from this offering. See "Use of Proceeds." The shares may be sold or distributed from time to time by the selling stockholders, or by pledgees, donees or tranferees of, or other successors in interest to, the selling stockholders, directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed.

     The distribution of the shares may be effected in one or more of the following methods:

     o    ordinary brokers' transactions, which may include long or short sales

     o transactions involving cross or block trades or otherwise on the "Pink Sheets" or on any other stock exchange or trading facility on which the Common Stock may be trading

     o purchases by brokers, dealers or underwriters as principals and resale by such purchasers for their own accounts pursuant to this prospectus

     o "at the market" to or through market makers or into an existing market for the Common Stock

     o in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents

     o through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise) or

     o any combination of the foregoing, or by any other legally available means.

     In addition, the selling stockholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of shares of Common Stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders or their successors in interest may also enter into options or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares. Those shares may be resold thereafter pursuant to this prospectus.

     In addition, the selling stockholders from time to time may sell short the Common Stock of V-ONE. In such instances, this prospectus may be delivered in connection with such short sales and the shares may be used to cover such short sales. Any or all of the sales or other transactions involving the shares described above may be made pursuant to this prospectus, whether effected by the selling stockholders, any broker-dealer or others. In addition, any shares that qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus. The shares may also be offered in one or more underwritten offerings, on a firm commitment or best efforts basis.

     Brokers, dealers, underwriters or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders and/or purchasers of the shares for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both. The compensation as to a particular broker-dealer may be less than or in excess of customary commissions. The selling stockholders and any broker-dealers who act in connection with the sale of shares hereunder may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commissions they receive and proceeds of any sale of shares may be deemed to be underwriting discounts and commissions under the Securities Act of

1933. Neither V-ONE nor any selling stockholder can presently estimate the amount of such compensation. V-ONE knows of no existing arrangements between any selling stockholder and any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares.

     Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to V-ONE's Common Stock for a period of one business day prior to the commencement of such distribution and ending upon such person's completion of participation in the distribution, subject to certain exceptions for passive market making transactions. In addition and without limiting the foregoing, the selling stockholders will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of shares of Common Stock by the selling stockholders.

     At the time a particular offer of shares is made, to the extent required, a supplemental prospectus will be distributed that will set forth the number of shares being offered and the terms of the offering including the name or names of the selling stockholders and any underwriters, dealers or agents, the purchase price paid by an underwriter for the shares purchased from the selling stockholders and any discounts, concessions or commissions allowed or reallowed or paid to dealers.

     In order to comply with the securities laws of some states, if applicable, the shares may be sold in such jurisdictions only through registered or licensed brokers or dealers.

                            DESCRIPTION OF SECURITIES

GENERAL

     V-ONE is authorized to issue up to 75,000,000 shares of Common Stock, $0.001 par value per share, and 13,333,333 shares of preferred stock, $0.001 par value per share.

     The following summary of certain provisions of V-ONE's Common Stock and preferred stock contains only the material provisions of V-ONE's capital stock, the complete provisions of which may be found in and are subject to V-ONE's Restated Certificate of Incorporation and Restated Bylaws and are subject to the provisions of applicable law.

COMMON STOCK

     As of November 15, 2004, there were 15,642,555 shares of Common Stock outstanding that were held of record by approximately 226 stockholders.

     The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Dividends, if any, may be declared by the Board of Directors out of funds legally available for the payment of dividends. Dividends may be paid in cash, in property or in shares of capital stock. In the event of any voluntary or involuntary liquidation, sale, or winding up of V-ONE, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, including, but not limited to, notes of V-ONE, and liquidation preferences of any outstanding shares of preferred stock. Holders of Common Stock have no preemptive rights to subscribe for any of V-ONE's securities or rights to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock.

PREFERRED STOCK

     V-ONE's Board of Directors has the authority to issue up to 13,333,333 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series, without any further vote or action by shareholders. The issuance of preferred stock may have the effect of delaying or preventing a change in control of V-ONE. V-ONE currently has 42,904 shares of Series C Preferred Stock ("Series C Shares") outstanding and 1,510,500 shares of Series D Convertible Preferred Stock ("Series D Shares") outstanding.

     Series C Preferred Stock
     ------------------------

     On September 9, 1999, V-ONE issued 335,000 Series C Shares and non-detachable warrants to purchase 3,350,000 shares of Common Stock ("Series C Warrants"). Each Series C Share was issued with a Series C Warrant to purchase ten shares of Common Stock. The Series C Warrants were immediately exercisable at a price of $2.625 per share and remain exercisable until 90 days after all of the Series C Shares have been redeemed and the shares of the Common Stock underlying the Series C Warrants have been registered for resale. On May 14, 2004, V-ONE effected a 1:2 reverse stock split modifying the number of non-detachable warrants to 1,675,000 and the exercise price to $5.25 per share.

     The Series C Shares bear cumulative compounding dividends at an annual rate of 10.0% for the first five years, 12.5% for the sixth year and 15.0% in and after the seventh year. The dividends may be paid in cash, or at the option of V-ONE, in shares of registered Common Stock. The Series C Shares are not convertible and rank senior to the Common Stock and Series D Shares as to payment of dividends and distributions of assets upon liquidation, dissolution or winding up of V-ONE. Holders of the Series C Shares are entitled to a liquidation preference of $26.25 per share. There are no sinking fund provisions applicable to the Series C Shares.

     At least 51.0% of the outstanding Series C Shares must vote affirmatively as a separate class for (i) the voluntary liquidation, dissolution or winding up of V-ONE, (ii) the issuance of any securities senior to the Series C Shares,
(iii) the  declaration  or payment of a cash  dividend on all junior  stocks and
(iv) certain  amendments to V-ONE's  Certificate  of  Incorporation  and Bylaws.
Prior to the exercise of the Series C Warrants, the holders of Series C Shares are entitled to ten common votes for each Series C Share on all matters on which common stockholders are entitled to vote, except in connection with the election of the Board of Directors. As long as at least 51.0% of the Series C Shares are outstanding, the holders shall have the right to elect one director to V-ONE's Board of Directors.

     V-ONE has the right to redeem the outstanding Series C Shares in whole (i) at any time after the third anniversary of the issuance date, (ii) upon the closing of an underwritten public offering in excess of $20 million and at a price in excess of $6.50 per share or (iii) prior to the third anniversary of the issuance date if the average closing bid price of the Common Stock for any 20 trading days during any 30 trading days ending within five trading days prior to the date of notice of redemption is at least $3.9375 per share. The redemption price will be paid in cash in full and will be equal to the greater of $52.50 per share (giving effect to V-ONE's 1:2 reverse stock split effected on May 14, 2004) or the fair market value of each Series C Share plus all unpaid dividends.

     At any time after all of the Series C Warrants have been exercised by a holder, that holder shall have the right to require V-ONE to redeem all of its then outstanding Series C Shares. The redemption price for each Series C Share is $52.50 per share (giving effect to V-ONE's 1:2 reverse stock split effected on May 14, 2004) plus all unpaid dividends and is payable at the option of V-ONE in either cash or shares of Common Stock.

     Series D Convertible Preferred Stock
     ------------------------------------

     On February 14, 2001, V-ONE issued 3,675,000 Series D Shares and detachable warrants to purchase 735,000 shares of Common Stock ("Series D Warrants"). The Series D Shares were sold in units, with each unit consisting of five Series D Shares and a Series D Warrant to purchase one share of Common Stock. The Series D Warrants were exercisable at a price of $2.29 per share and were exercisable through February 14, 2004.

     The Series D Shares bear cumulative compounding dividends at an annual rate of 10.0% for the first five years, 12.5% for the sixth year and 15.0% in and after the seventh year. The dividends may be paid in cash, or at the option of V-ONE, in shares of registered Common Stock. The Series D Shares are convertible at any time into shares of Common Stock at the initial conversion price of $1.91 and the initial conversion ratio of one Series D Share for one share of Common Stock. Both the conversion price and conversion ratio are subject to equitable adjustment for stock splits, stock dividends, combinations, and similar transactions, and in the event V-ONE issues shares of Common Stock at a purchase price less than the then current conversion price. On May 14, 2004, V-ONE effected a 1:2 reverse stock split modifying the conversion price to $3.82 per share. The Series D Shares will be automatically converted into Common Stock upon the closing of an underwritten public offering in excess of $20 million and at a price in excess of $3.00 per share

     The Series D Shares rank senior to the Common Stock and junior to the Series C Shares as to payment of dividends and distribution of assets upon liquidation, dissolution or winding up of V-ONE. Holders of the Series D Shares are entitled to a liquidation preference equal to the greater of (i) $1.91 plus any unpaid accrued preferred dividends and (ii) the dollar value per share for the Series D Shares that a holder of such shares would have been entitled to receive had such shares been converted into Common Stock immediately prior to the liquidation, dissolution or winding up of V-ONE. On May 14, 2004, V-ONE effected a 1:2 reverse stock split modifying the liquidation preference to the greater of $3.82 plus any unpaid accrued preferred dividends and (ii) the dollar value per share for the Series D Shares that a holder of such shares would have been entitled to receive had such shares been converted into Common Stock immediately prior to the liquidation, dissolution or winding up of V-ONE. There are no sinking fund provisions applicable to the Series D Shares.

     Except as to matters addressed in the next sentence, the holders of the Series D Shares have the right to vote that number of shares equal to the number of shares of Common Stock issuable upon the conversion of their Series D Shares and vote together with the holders of Common Stock as a single class. For so long as at least 51.0% of the number of Series D Shares outstanding on February 14, 2001 remains outstanding, the affirmative vote or consent of the holders of at least 51.0% of the then outstanding number of Series D Shares, voting separately as a class, is required for (i) the voluntary liquidation, dissolution or winding up of V-ONE, (ii) the issuance of any securities senior to or on parity with the Series D Shares, (iii) the declaration or payment of a cash dividend on all junior stocks and (iv) certain amendments to V-ONE's Certificate of Incorporation and Bylaws.

     V-ONE has the right to redeem the outstanding Series D Shares in whole at any time after February 14, 2004. The redemption price will be paid in cash in full and be the greater of $1.91 per share or the fair market value of each Series D Share plus all unpaid dividends. On May 14, 2004, V-ONE effected a 1:2 reverse stock split modifying the redemption price to be the greater of $3.82 per share or the fair market value of each Series D Share plus all unpaid dividends.

     Beginning on February 14, 2007, and for each of the next three years thereafter, the holders of Series D Shares will have the cumulative right to require V-ONE to redeem annually up to one-fourth of the Series D Shares issued by V-ONE to each such holder. The redemption right can be settled through the issuance of Common Stock, at the option of V-ONE. The redemption price for each Series D Share is $1.91 per share plus all unpaid dividends. On May 14, 2004, V-ONE effected a 1:2 reverse stock split modifying the redemption price for each Series D Share to be $3.82 per share plus all unpaid dividends.

     Dividends Payable on Preferred Stock
     ------------------------------------

     The table below addresses the effect that certain future fluctuations in the market price of V-ONE Common Stock will have on the number of shares of Common Stock payable as dividends on the Series C and Series D Shares.

---------------------------------------------------------------------------------------------------------------------
                                                              Number of Shares of Common Stock
                                                           Payable as Dividends on Preferred Stock
                                        -----------------------------------------------------------------------------
                                         Market Price at
                           Dividends     November 15, 2004     25% Decrease      50% Decrease        75% Decrease
                            Accrued            $0.08              $0.06              $0.04              $0.02
---------------------------------------------------------------------------------------------------------------------
Outstanding  Series  C
Preferred Stock           $1,856,347         23,204,338         30,939,117        46,408,675          92,817,350
---------------------------------------------------------------------------------------------------------------------
Outstanding Series D
Preferred Stock           $2,608,318         32,603,975         43,471,967        65,207,950         130,415,900
---------------------------------------------------------------------------------------------------------------------

     8% Secured Convertible Notes
     ----------------------------

     In closings on July 23 and 26 and August 2, 2002, V-ONE issued 8% Secured Convertible Notes ("8% Notes") with detachable warrants for an aggregate principal amount of $1,188,000. The 8% Notes mature 180 days after issuance with an additional 180-day extension available at the option of the Company or the holders. The rate of interest payable during such extension of the 8% Notes is 10% per annum. All of the 8% Notes have been converted to shares of common stock.

     In connection with the 8% Notes offering, V-ONE issued detachable warrants to purchase 1,188,000 shares of Common Stock to provide 100% warrant coverage to the holders of the 8% Notes. The initial exercise price of the warrants is $0.50 per share and they are exercisable for a period beginning six months after issuance and ending five years after issuance. V-ONE will have the right to require the exercise of the warrants if the closing sales price of V-ONE Common Stock is equal to or greater than $6.00 per share (giving effect to V-ONE's 1:2 reverse stock split effected on May 14, 2004) for any consecutive 20 trading days and the shares of Common Stock underlying the warrants have been registered under the Securities Act of 1933.

     The exercise price and number of shares of Common Stock to be issued upon exercise of the warrants are subject to equitable adjustment in the event of stock dividends, stock splits and similar events affecting the Common Stock. In addition, if V-ONE issues any shares of Common Stock or equivalents at a purchase price less than the then current market price of the Common Stock or the warrant exercise price, the exercise price will be equitably reduced, and number of shares of Common Stock to be issued upon exercise of the warrants adjusted accordingly.

     Also in connection with the 8% Notes offering, V-ONE granted warrants to purchase a total of 336,750 shares of Common Stock to Joseph Gunnar & Co., LLC and LaSalle St. Securities, LLC, placement agent and subagent, respectively, for the 8% Notes offering. The terms of the placement agent warrants mirror those of the detachable warrants granted in connection with the 8% Notes offering.

     In connection with its efforts to raise capital, V-ONE agreed in January 2003 to adjust the exercise price of the warrants from $.50 per share to $.15 per share. On May 14, 2004, V-ONE effected a 1:2 reverse stock split modifying the exercise price to $.30 per share and the number of shares of Common Stock to 452,977. As of September 30, 2004, there were warrants outstanding to purchase 905,954 shares of Common Stock.

     7% Subordinated Convertible Notes
     ---------------------------------

     In a closing on February 27, 2004, V-ONE issued 7% Subordinated Convertible Notes ("7% Notes") with warrants for an aggregate principal amount of $1,200,000, resulting in net proceeds to V-ONE of $1,065,690. The 7% Notes mature on February 27, 2009. Interest at the rate of 7% per annum is payable semi-annually at the option of V-ONE in cash or in shares of Common Stock. The 7% Notes rank senior to the Common Stock and junior to the Series C Shares and Series D Shares as to the payment of dividends and as to distribution of assets upon liquidation, dissolution or winding up of V-ONE. So long as at least $500,000 of the principal amount of the 7% Notes is outstanding, the affirmative vote of the holders of at least 75% of the principal amount of the 7% Notes outstanding is required to issue any securities that rank senior to or on parity with the 7% Notes.

     Under the original terms of the 7% Notes, the holders could convert the principal amount of their 7% Notes, in whole or in part, at any time into shares of Common Stock at a conversion price of $0.20 per share. On May 14, 2004, V-ONE effected a 1:2 reverse stock split modifying the original conversion price of the 7% Notes to $0.40 per share. In addition, subject to certain terms, the principal amount of the 7% Notes plus all accrued and unpaid interest shall automatically convert into shares of Common Stock at the then current conversion price on the earlier of (i) February 27, 2009 and (ii) the first date which is at least 180 days following the effective date of the Registration Statement providing for the resale of the shares of Common Stock issuable upon conversion of the 7% Notes that the closing bid price of V-ONE Common Stock exceeds $1.00 for a period of 20 consecutive trading days. On May 14, 2004, V-ONE effected a 1:2 reverse stock split modifying the closing bid price to $2.00 per share.

     An event of default will occur if V-ONE fails to make any principal payment under the 7% Notes, V-ONE fails to make any interest payment for a period of five days after such payment is due, V-ONE fails to timely file the Registration Statement providing for the resale of the shares of Common Stock issuable upon conversion of the 7% Notes or the Registration Statement is not declared effective by the SEC within 180 days of February 27, 2004, the effectiveness of the Registration Statement lapses for a period of 20 consecutive trading days, or upon the occurrence of other default events, including, but not limited to, an assignment for the benefit of creditors, an application for the appointment of a trustee or receiver or the commencement of a bankruptcy proceeding. In such events of default, the 7% Note holders may demand that the Company pay interest on the outstanding principal balance of the 7% Notes at the lesser of 12% and the maximum applicable legal rate per annum from the date of the event of default until such default is cured. If such events of default continue, the 7% Note holders may at their option, (i) declare the entire unpaid principal balance of the 7% Notes, together with accrued and unpaid interest, due and payable, (ii) demand that the principal amount of the 7% Notes then outstanding and all accrued and unpaid interest thereon be converted into shares of Common Stock, or (iii) exercise or otherwise enforce any one or more of their rights under the 7% Notes and related agreements.

     Upon the occurrence of certain events of default and other triggering events, a 7% Note holder shall have the right to require V-ONE to prepay in cash all or a portion of the holder's 7% Note at 120% of the aggregate principal amount of the 7% Note, plus all accrued and unpaid interest. Similar provisions apply if V-ONE cannot fully convert a 7% Note into shares of registered Common Stock upon the receipt of a proper conversion notice from the holder. In addition, in the event of a major corporate transaction such as the consolidation, merger or other business combination of V-ONE into another entity or a sale or transfer of more than 50% of V-ONE's assets, the 7% Note holder shall have the right to require V-ONE to prepay in cash all or a portion of the holder's 7% Note at 100% of the aggregate principal amount of the 7% Note, plus all accrued and unpaid interest. If the major corporate transaction is consummated within six months of the issuance of the 7% Note, then the prepayment shall be at 110% of the aggregate principal amount of the 7% Note, plus all accrued and unpaid interest. Also, beginning one year after the issuance of the 7% Notes, V-ONE may prepay any portion or all of the outstanding principal balance of the 7% Notes together with all accrued and unpaid interest at 110% of the aggregate principal amount of the 7% Notes plus any accrued and unpaid interest.

     For twelve months after the issuance of the 7% Notes, each holder shall have a right of first refusal to purchase its pro rata portion of V-ONE Common Stock (or any securities convertible, exercisable or exchangeable into Common Stock) offered to a third party in a private transaction on the same terms as those offered to the third party, other than in certain permitted financings. If a holder elects not to exercise its right of first refusal, the other holders may participate on a pro rata basis. If the holders do not participate, V-ONE may proceed with the transaction with the third party.

     In connection with the 7% Notes offering, V-ONE issued detachable warrants to purchase 6,000,000 shares of Common Stock to the holders of the 7% Notes. The warrants are exercisable beginning on August 27, 2004 at an exercise price of $0.25 per share and expire on August 27, 2008. On May 14, 2004, V-ONE effected a 1:2 reverse stock split reducing the number of shares purchasable under the warrants to 3,000,000 and increasing the exercise price to $0.50. Beginning 180 days after the effective date of a Registration Statement providing for the resale of the shares of Common Stock issuable upon conversion of the 7% Notes and exercise of the warrants, V-ONE may call up to 100% of the warrants if the per share market value of its Common Stock has been greater than $0.75 for a period of 20 consecutive trading days by issuing a call notice to the warrant holders. On May 14, 2004, V-ONE effected a 1:2 reverse stock split modifying the per share market value required for a call of the warrants to $1.50. The rights and privileges granted to a warrant holder with respect to the shares subject to the call notice shall expire on the twentieth day after the holder receives the call notice if the holder does not exercise the warrant. If the holder does not exercise the warrant, V-ONE shall remit to the warrant holder (i) $0.01 per share subject to the call notice and (ii) a new warrant representing the number of shares of Common Stock, if any, which were not subject to the call notice.

     The exercise price and number of shares of Common Stock to be issued upon conversion of the 7% Notes and exercise of the warrants are subject to equitable adjustment in the event of stock dividends, stock splits and similar events affecting the Common Stock. In addition, if V-ONE issues any shares of Common Stock or equivalents at a purchase price less than the then current conversion price for the 7% Notes or warrant exercise price, the conversion price and warrant exercise price will be equitably reduced, and number of shares of Common Stock to be issued upon conversion of the 7% Notes and exercise of the warrants adjusted accordingly. However, in no event shall the conversion price, or exercise price in the event of the issuance of V-ONE securities at less than the current warrant exercise price, be less than $0.15 per share. On May 14, 2004, V-ONE effected a 1:2 reverse stock split modifying the minimum warrant exercise price to $0.30 per share.

     Also in connection with the 7% Notes offering, V-ONE granted warrants to purchase up to a total of 1,260,000 shares of Common Stock to H.C. Wainwright & Co., Inc., placement agent for the 7% Notes offering. As a result of the stock split effected in May 2004, the shares that may be purchased under warrants issued to H.C. Wainwright & Co., Inc. have been reduced to 630,000. H.C. Wainwright & Co. transferred warrants to purchase 438,375 shares of Common Stock to certain of its employees who are listed in the table of selling stockholders in the Selling Stockholders section of this prospectus on pages 8-10. None of the H.C. Wainwright employees acquired such shares to be resold in the ordinary course of business or had any agreements or understanding, directly or indirectly, to distribute such shares at the time of distribution. The placement agent warrants contain a cashless exercise provision. The other terms of the placement agent warrants mirror those of the warrants granted in connection with the 7% Notes offering.

     The merger agreement for the Company's anticipated merger with SteelCloud, Inc. required that the Company's outstanding 7% Notes be cancelled and converted into the right to receive specified merger consideration and that all related note instruments be terminated without any obligation of the 7% Note holders or the Company. In contemplation of the merger, the Company and the 7% Note holders executed agreements effecting the note cancellation, which agreements provided that the note cancellation would be void if the merger was not consummated. On September 28, 2004, the Company and SteelCloud terminated the merger agreement and consequently, the Company's 7% Notes remain outstanding.

     As of September 30, 2004, the Company is in default on the interest payable on the 7% Notes in the amount of $42,000. The 7% Note holders have not made any formal claims for payment and the Company currently is seeking an extension of time for the payment of interest.

     The 7% Notes also provide that the Company will be in default if the Registration Statement providing for the resale of shares of Common Stock issuable upon conversion of the 7% Notes is not declared effective by the SEC within 180 days of February 27, 2004. The Company timely filed the Registration Statement; however, due to unanticipated circumstances, the Registration Statement was not declared effective by the SEC within 180 days of February 27, 2004.

     In such events of default, the 7% Note holders may demand that the Company pay interest on the outstanding principal balance of the 7% Notes at the lesser of 12% and the maximum applicable legal rate per annum from the date of the event of default until such default is cured. If such events of default continue, the 7% Note holders may at their option, (i) declare the entire unpaid principal balance of the 7% Notes, together with accrued and unpaid interest, due and payable, (ii) demand that the principal amount of the 7% Notes then outstanding and all accrued and unpaid interest thereon be converted into shares of Common Stock, or (iii) exercise or otherwise enforce any one or more of their rights under the 7% Notes and related agreements. The 7% Note holders have not made any such demands or declarations.

     In addition, because the Registration Statement was not declared effective by the SEC within 180 days of February 27, 2004, the 7% Note holders may require the Company to prepay in cash all or a portion of the 7% Notes at a price equal to 120% of the aggregate principal amount of the 7% Notes, plus all accrued and unpaid interest. The 7% Note holders have not made any such demands or declarations.

     Upon issuance of the 7% Notes, the Company recorded a debt discount of approximately $1,200,000 in accordance with the accounting requirements for a beneficial conversion feature on the 7% Notes. The debt discount was to be amortized over the 5 year term of the notes indicated by the stated redemption date. Since the 7% Notes are in default, the holders, may, at their option, declare the entire unpaid principal balance of the 7% Notes, together with accrued and unpaid interest, due and payable. As a result of the default, the 7% Notes no longer have a stated redemption date and the Company is now required to amortize the debt discount over the period from the date of issuance to the earliest conversion date. Therefore, the Company has amortized the remaining debt discount to interest expense as of the date of the default.

     During the three and nine months ended September 30, 2004, the Company amortized $1,118,302 and $1,200,000 of the discount to interest expense, respectively, related to the 7% Notes. Additionally, the Company recorded $21,467 in accrued interest expense for the third quarter of 2004.

     V-ONE has granted registration rights to the purchasers of the Series C and Series D Shares and the 7% and 8% Notes whereby V-ONE is obligated, in certain instances, to register the shares of Common Stock issuable upon conversion of the Series D Shares and 7% and 8% Notes and exercise of the warrants attached to the Series C and Series D Shares and 7% and 8% Notes.


                                  LEGAL MATTERS

     Certain legal matters with respect to the issuance of the shares of Common Stock offered by this prospectus have been passed upon for V-ONE by Kirkpatrick & Lockhart LLP, 1800 Massachusetts Avenue, NW, Washington, DC 20036.

                                     EXPERTS

     The financial statements and schedule of V-ONE at December 31, 2003 and 2002, appearing in V-ONE's Annual Report (Form 10-K) for the year ended December 31, 2003, have been audited by Aronson & Company, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 2 to the financial statements) included therein and incorporated herein by reference. The financial statements and schedule of V-ONE for the year ended December 31, 2001 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 2 to the financial statements) included therein and incorporated herein by reference. Such financial statements and schedules are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

No dealer, salesperson or any other person is authorized to give any information or to make any  representations in connection with this prospectus and, if given
or made, such information or  representations  must not be relied upon as having                7,680,000 Shares
been  authorized by V-ONE.  This prospectus does not constitute an offer to sell or a  solicitation  of an offer to buy any  security  other than the  securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any  securities  by  anyone  in any  jurisdiction  in  which  such  offer or solicitation  is not authorized or is unlawful.  The delivery of this prospectus shall not, under any circumstances,  create any implication that the information
herein is correct as of any time subsequent to the date of this prospectus.                    V-ONE Corporation
                                                                                               -----------------
                              ------------------------


                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
                                                                                                  COMMON STOCK
V-ONE CORPORATION..............................................................2
RISK FACTORS...................................................................2
WHERE YOU CAN FIND MORE INFORMATION............................................5
DOCUMENTS DELIVERED WITH THIS PROSPECTUS.......................................6
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE................................7
SELLING STOCKHOLDERS...........................................................7               ----------------
USE OF PROCEEDS...............................................................10
PLAN OF DISTRIBUTION..........................................................11                  PROSPECTUS
DESCRIPTION OF SECURITIES.....................................................12
LEGAL MATTERS.................................................................18               ----------------
EXPERTS.......................................................................18




                                                                                              January 21, 2005

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